Delta & Pine Land Company August, 2004
Patrick W. Rau, CFA - Director & Principal Brian R. Walton, CFA - Managing
 Director

PROPOSAL:  "A $280 MM tender offer would meaningfully improve Delta & Pine
 Land's cost of capital, improve return on capital and improve valuation of the common stock."


RATIONALE FOR RECAPITALIZATION
- Return on assets has steadily declined in recent years despite improving operating margins

- An appropriate capital base will help to reverse the slide in the company's return on capital

A TENDER OFFER IS THE BEST APPROACH TO RECAPITALIZATION
o Acquisitions: Given current initiatives and the company's competitive positioning, there do not appear to be any large, practical acquisition candidates available.

o Cash Dividend: Although improved, cash dividends remain less tax advantaged. Further, value enhancement is limited due to lack of share arbitrage.

o Share Tender: Achieves desired objective. Preferred to a cash dividend because the company's shares still appear undervalued, regardless of the outcome of the Monsanto lawsuit.


LARGE SHARE PURCHASES DRIVE SUPERIOR LONG-TERM RETURNS
They reflect several highly positive factors:
 - Pro-active, opportunistic management
-  A strong level of conviction in the company's long-term prospects
-  Significant financial strength and flexibility
-  An attractive public market valuation


FOR DELTA & PINE LAND, A SHARE REPURCHASE IS PARTICULARLY COMPELLING
-	Given the current low of interest rates and the firm's dividend policy, the transaction would be free cash flow neutral.
-	The transaction would generate a 3 year internal rate of return of 17-23%.
- 	After four years, the company would be debt free.

Earnings Progression:
							 Valuation
-  Fiscal 2004 core earnings  		    $0.90/share  $28/share
-  Impact of lower share count  	    $0.50
-  Higher U.S. cotton acreage   	    $0.10
-  Growth in international markets  	    $0.10
-  VipCot licensing agreement  		    $0.40
-  Syngenta glyphosate technology fees      $0.10
-  RoundupReady Flex (incremental tech fee)  $0.05
-  Tech fees from other technologies        $0.05
Fiscal 2007 Core Earnings  		    $2.20/share  $45+/share


HOW MUCH?
$280 MM is appropriate
A.	No large cash outlays are looming
B.	EBITDA should exceed $70 MM in 2005
C.	Cash flows should remain relatively stable over the next several years
D.	Peak seasonal borrowing needs funded via remaining cash and bank facility

BALANCE SHEET REMAINS STRONG & COST OF CAPITAL SIGNIFICANTLY REDUCED
cash tender of:					$280 MM
	- Cash at year end		       ($150 MM)
	- New long term debt		       ($150 MM)
Remaining cash					$20 MM
Net Long Term Debt Post Tender Offer		$130 MM


Suggested S&P Rating
Projected 2005 EBITDA Interest Coverage:  9.3X  	A
Total Debt/Projected 2005 EBITDA  	  2.1X       	A to A-
			(5 yr. maturity 50-60 bp; spread  5% coupon)

TIMING AND MAGNITUDE ARE CRITICAL
- Current level of interest rates provides uniquely low borrowing costs.
- Share price does not reflect improving long term outlook or potential Monsanto settlement.
- Current cost of capital at DLP is excessive, which depresses stock valuation and return metrics.
- Lack of permanent leverage is inconsistent with business model's stable revenue and cash flow characteristics.
- Failure to fully "reshape" balance sheet and reduce outstanding shares will result in structurally lower shareholder value.